ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 25, 2023	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ken Ellington

Re:	Sarbanes-Oxley Review of PIMCO Closed-End and Open-End Funds

Dear Mr. Ellington:

Thank you for your oral comments provided on August 2, 2023, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review, pursuant to the Sarbanes-Oxley Act of 2002, of the financial statements contained in the reports to shareholders, as well as related disclosures in the prospectuses and other filings of the PIMCO open-end and closed-end funds listed on Appendix A, attached hereto (each a “Fund,” and collectively, the “Funds”), for the fiscal year ended December 31, 2022. Your comments are summarized below to the best of our understanding, followed by the Funds’ responses. Unless otherwise noted, the responses relate to all Funds.

* * *

1.

Comment: PIMCO Municipal Income Fund II appears to have been forward incorporating by reference since August 11, 2022. Please explain why the Form N-CSR filing for the December 31, 2022 reporting period did not include a consent from the auditor.

Response: On August 11, 2022, the Fund filed a shelf registration statement on Form N-2 (the “Registration Statement”) pursuant to General Instruction B of Form N-2 and launched its at-the-market offering program (the “ATM Program”). At such time, the Fund qualified as a “well-known seasoned issuer” (a “WKSI”), as defined under Rule 405 of the Securities Act of 1933, as amended.

Prior to the filing of the Fund’s shareholder report for the fiscal year ended December 31, 2022 (the “Annual Report”), management conducted a review of the Fund’s WKSI status consistent with the requirements of Rule 405 and determined that the Fund would no longer qualify as a WKSI upon the filing of its Annual Report. Accordingly, the Fund terminated its offering of common shares under the Registration Statement (in consultation with the staff of the disclosure review office).1

[1]

See explanatory note in the Fund’s initial registration statement on Form N-2, filed with the SEC on April 13, 2023, which stated that the offer and sale of the Fund’s common shares under the ATM Program pursuant to the Registration Statement had been terminated, available here: https://www.sec.gov/Archives/edgar/data/1170299/000119312523100690/d299075dexfilingfees.htm.

August 25, 2023

Because the Fund had terminated its offering of common shares under the Registration Statement prior to the date of filing the Annual Report (i.e., the Annual Report was not used as part of the offering under the Registration Statement), the Fund submits that a consent from the Fund’s auditor to incorporate by reference its report dated February 28, 2023 into the Registration Statement was not required.

2.

Comment: For all the Funds, please include responses to Items 4(i) and (j) in future Form N-CSR filings. If there is nothing to report in response to either sub-items, please indicate “not applicable” or use “N/A” in the Form N-CSR filings so there is a response indicated for each sub-item.

Response: The Funds will add the relevant disclosure for future reports.

* * *

We hope the foregoing responses adequately address the SEC staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7114.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Appendix A

File No. 1	Registrant/Series Name
811-10379	PIMCO California Municipal Income Fund
811-21077	PIMCO California Municipal Income Fund II
811-21188	PIMCO California Municipal Income Fund III
811-09721	PIMCO Managed Accounts Trust Fixed Income SHares: Series R Fixed Income SHares: Series LD Fixed Income SHares: Series C Fixed Income SHares: Series M Fixed Income SHares: Series TE
811-10377	PIMCO Municipal Income Fund
811-21076	PIMCO Municipal Income Fund II
811-21187	PIMCO Municipal Income Fund III
811-10381	PIMCO New York Municipal Income Fund
811-21078	PIMCO New York Municipal Income Fund II
811-21189	PIMCO New York Municipal Income Fund III